Exhibit 99.1

BriaCell Adds Additional Clinical Sites to Broaden Patient Access and Further Boost Enrollment

PHILADELPHIA, PA and VANCOUVER, British Columbia, May 18, 2022— BriaCell Therapeutics Corp. (Nasdaq: BCTX, BCTXW) (TSX: BCT) (“BriaCell” or the “Company”), a clinical-stage biotechnology company specializing in targeted immunotherapies for advanced breast cancer, announces that it has activated Hoag Memorial Hospital Presbyterian (“Hoag”) and re-engaged Sylvester Comprehensive Cancer Center, part of UHealth – the University of Miami Health System, as two additional clinical sites for the screening and enrollment of advanced breast cancer patients in the Phase I/IIa combination study of BriaCell’s lead candidate, Bria-IMT™, with Incyte’s checkpoint inhibitor, retifanlimab, and its immunomodulator, epacadostat.

“While we continue to steadily accrue patients in our ongoing clinical trial of Bria-IMT™ in combination with immune checkpoint inhibitors, the addition of these clinical sites should help further accelerate patient enrollment in the clinical trial. We look forward to discussing our safety and efficacy data with the FDA, now with Fast Track status, to plan our pivotal registration study and remain on track to achieve this major milestone in 2022,” stated Dr. Bill Williams, BriaCell’s President & CEO.

The following clinical sites are now open and actively enrolling patients:

●	Hoag, Newport Beach, California
●	Sylvester Comprehensive Cancer Center, part of UHealth – the University of Miami Health System, Miami, Florida
●	Atlantic Health System, Morristown and Overlook Hospitals, Morristown and Summit, New Jersey
●	Tranquil Clinical Research, Webster, Texas
●	Mary Crowley Cancer Research center, Dallas, Texas
●	Providence Medical Group, Santa Rosa, California
●	Cancer Center of Kansas, Wichita, Kansas

“Hoag’s team is experienced with cutting-edge imaging analysis technologies that will help us to further evaluate the effectiveness of our immunotherapy in advanced breast cancer patients,” stated Dr. Giuseppe Del Priore, BriaCell’s Chief Medical Officer. “Engaging additional clinical sites is consistent with our strategy of increasing patient access to our novel treatments and should speed up the enrollment schedule for our clinical trial. We are excited to work with the expert oncologists and care providers at Hoag and Sylvester to make our immunotherapy available to advanced breast cancer patients who reside in southern California and Florida regions.”

About Hoag

Hoag is a nonprofit, regional health care delivery network in Orange County, California, that treats more than 30,000 inpatients and 460,000 outpatients annually. Hoag consists of two acute-care hospitals – Hoag Hospital Newport Beach, which opened in 1952, and Hoag Hospital Irvine, which opened in 2010 – in addition to 10 health centers and 14 urgent care centers. Hoag has invested $261 million in programs and services to support the underserved community within the past five years, including areas like mental health, homelessness, transportation for seniors, education, and support for single mothers. Hoag is a designated Magnet® hospital by the American Nurses Credentialing Center (ANCC). Hoag offers a comprehensive blend of health care services that includes six institutes providing specialized services in the following areas: cancer, digestive health, heart and vascular, neurosciences, women’s health, and orthopedics through Hoag’s affiliate, Hoag Orthopedic Institute, which consists of an orthopedic hospital and four ambulatory surgical centers. In the 2021-2022 U.S. News & World Report Best Hospitals Rankings, Hoag is the highest ranked hospital in Orange County and the only Orange County hospital ranked in the Top 10 in California. For more than 20 years, residents of Orange County have chosen Hoag as one of the county’s best hospitals in a local newspaper survey. Visit www.hoag.org for more information.

About Sylvester Comprehensive Cancer Center

Sylvester Comprehensive Cancer Center, part of UHealth — University of Miami Health System and the University of Miami Miller School of Medicine, (“Sylvester”) is the only cancer center in South Florida designated by the National Cancer Institute (“NCI”). NCI designation recognizes that Sylvester has met the most rigorous standards for cancer research, beginning in its laboratories, extending to patient care, and meeting specific needs in its community. Sylvester is known as a leader in South Florida in patient-focused cancer research and care, offering the only Phase I Clinical Trials program – the first step in evaluating how patients respond to the latest investigational treatments. NCI designation further expands Sylvester’s ability to provide access to novel therapies through more clinical trials and collaboration with other designated centers. Equipped with a highly qualified team of more than 1,500 cancer-focused physicians, researchers, and staff working together, Sylvester discovers, develops, and delivers more precision cancer care. To serve current and future patients, Sylvester has a network of conveniently located outpatient treatment facilities throughout South Florida.

For more information on Sylvester Comprehensive Cancer Center, please visit https://umiamihealth.org/locations/sylvester-comprehensive-cancer-center.

About BriaCell Therapeutics Corp.

BriaCell is an immuno-oncology focused biotechnology company developing targeted and effective approaches for the management of cancer. More information is available at https://briacell.com/.

Safe Harbor

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will,” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Examples of forward-looking statements in this news release include, among others, statements the Company makes regarding: (i) product testing; (ii) potential success of the Bria-IMT™ programs; (iii) the anticipated Phase I/IIa clinical trial and the acceleration of the enrollment schedule for the trial; and (iv) the outcome of discussions with the FDA and the Company’s timing and plans for its registration study. Forward-looking statements are based on BriaCell’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully under the heading “Risks and Uncertainties” in the Company’s most recent Management’s Discussion and Analysis, under the heading “Risk Factors” in the Company’s most recent Annual Information Form, and under the heading “Risks and Uncertainties” in the Company’s other filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, all of which are available under our profiles on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Forward-looking statements contained in this announcement are made as of this date, and BriaCell Therapeutics Corp. undertakes no duty to update such information except as required under applicable law.

Neither Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

Contact Information

Company Contact:
William V. Williams, MD

President & CEO
1-888-485-6340
info@briacell.com

Media Relations:
Jules Abraham
Director of Public Relations
CORE IR
917-885-7378
julesa@coreir.com

Investor Relations Contact:
CORE IR
investors@briacell.com